Exhibit 8.1

Subsidiaries of Zapp Electric Vehicles Group Limited

The following list sets forth the subsidiaries of Zapp Electric Vehicles Group Limited as at January 31, 2025:

Name of subsidiary	Jurisdiction of incorporation
Zapp Electric Vehicles, Inc.	Delaware
Zapp Electric Vehicles Ltd	United Kingdom
Zapp Electric Vehicles (Sales) Ltd	United Kingdom
Zapp Scooters Sales France SAS	France
Zapp Electric Vehicles (Ireland) Ltd	Ireland